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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   Form 12b-25
                           NOTIFICATION OF LATE FILING

(Check One)     [x] Form 10-K      [ ] Form 20-F      [ ] Form 11-K
                [ ] Form 10-Q      [ ] Form N-SAR

                         For Period Ended: June 30, 1996
                         [ ] Transition Report on Form 10-K
                         [ ] Transition Report on Form 20-F
                         [ ] Transition Report on Form 11-K
                         [ ] Transition Report on Form 10-Q
                         [ ] Transition Report on Form N-SAR
                         For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART 1 - REGISTRANT INFORMATION

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Full Name of Registrant

Capital Gaming International, Inc.

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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

Bayport One, Suite 250, 8025 Black Horse Pike,
W. Atlantic City, NJ 08232

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City, State and Zip Code



PART II - RULES 12b - 25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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         (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable
                  effort or expense;
[x]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)      The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra
Sheets if Needed)

         The Registrant is currently negotiating a restructuring of its indebtedness with its senior secured noteholders and other creditors which, in turn, is consuming substantial management time. Additionally, the Registrant has not employed a Chief Financial Officer since December 1995 and is working with independent accountants, in addition to its usual auditors, to complete this filing.

         As a result of these factors the Registrant has been unable to complete and timely file the subject Form 10-K without unreasonable effort and expense.


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PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

    Cory Morowitz                   (609)                    383-3333

    (Name)                          (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [x] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    [x] Yes [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The Registrant expects its net income to be approximately break-even for fiscal year ended June 30, 1996, compared with a net loss of $117,709,018 for fiscal year ended June 30, 1995. However, the Registrant's net loss for fiscal year ended June 30, 1995 included a significant one time charge for the disposal of discontinued operations, and the net income for fiscal year ended June 30, 1996 will include an extraordinary gain from the sale of the Registrant's subsidiary, Crescent City Capital Development Corp. to Casino Magic Corp.

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                       Capital Gaming International, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  October 1, 1996                        By:/s/ Edward M. Tracy
                                                 -------------------
                                                 President and Chief Executive
                                                 Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

o This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

o One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

o A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

o Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.